LEAD INVESTOR



Bruce Kryder Charman of Board ProvisiionTools Inc.

I feel this is a rare opportunity to be part of something that will spread the gospel of Jesus Christ. I have known Jason Brown (the President) for a number of years. I have found Jason to be a man of integrity both in his business and his home life, with a great wife and 3 wonderful children. The men and women involved in this company are Christians with experience and are dedicated to producing a first class film and have had success in similar projects. -Bruce

Invested $1,100 this round

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